

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 8, 2024

Mark Barrocas
Chief Executive Officer
SharkNinja, Inc.
89 A Street
Needham, MA 02494

      Re: SharkNinja, Inc.
          Draft Registration Statement on Form F-1
          Submitted March 6, 2024
          CIK No. 0001957132

Dear Mark Barrocas:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at 202-551-8337 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing

cc: Howard Ellin